HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Hess Midstream Partners LP
Registration Statement on Form S-1
File No. 333-198896

Dear Mr. Schwall:

On behalf of Hess Midstream Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on April 4, 2017, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HESS MIDSTREAM PARTNERS LP

By:	Hess Midstream Partners GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer

Cc:	Karina V. Dorin, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Thomas Brandt, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth Kenyon LLP
Stephanie Beauvais, Andrews Kurth Kenyon LLP